UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. )*

Under the Securities Exchange Act of 1934

Nextracker Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value

(Titles of Class of Securities)

65290E101

 (CUSIP Number)

December 31, 2023

 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65290E101	Schedule 13G	Page 2 of 11

1	NAME OF REPORTING PERSON TPG GP A, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	5	SOLE VOTING POWER
NUMBER OF SHARES		- 0 -
	6	SHARED VOTING POWER
BENEFICIALLY OWNED BY EACH		20,901,093 (1)

REPORTING	7	SOLE DISPOSITIVE POWER
PERSON
WITH:		- 0 -
	8	SHARED DISPOSITIVE POWER
20,901,093 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,901,093
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 29.8% (2)
12	TYPE OF REPORTING PERSON* OO

(1)  Includes (i) 12,760,752 shares of Class A common stock (“Class A Shares”) of the Issuer and (ii) 8,140,341 Class A Shares issuable upon the exchange of 8,140,341 shares of Class B common stock (“Class B Shares”) of the Issuer and an equal number of common units (“Common Units”) of Nextracker LLC.

(2)  The calculation assumes that there is a total of 70,236,816 Class A Shares outstanding, which is the sum of (i) the 62,096,475 Class A Shares outstanding as of October 31, 2023, as reported on the Issuer’s amended Quarterly Report on Form 10-Q/A filed with the Securities and Exchange Commission (the “Commission”) on November 8, 2023, and (ii) the 8,140,341 Class A Shares issuable upon exchange of the 8,140,341 Class B Shares and Common Units reported herein.

CUSIP No. 65290E101	Schedule 13G	Page 3 of 11

1	NAME OF REPORTING PERSON David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	5	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY		- 0 -
	6	SHARED VOTING POWER
OWNED BY EACH		20,901,093 (3)

REPORTING	7	SOLE DISPOSITIVE POWER
PERSON
WITH:		- 0 -
	8	SHARED DISPOSITIVE POWER
20,901,093 (3)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,901,093*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 29.8% (4)
12	TYPE OF REPORTING PERSON* IN

* Represents securities owned as of December 31, 2023 and does not reflect any subsequent transactions.

(3)  Includes (i) 12,760,752 shares of Class A Shares and (ii) 8,140,341 Class A Shares issuable upon the exchange of 8,140,341 Class B Shares and an equal number of Common Units.

(4)  The calculation assumes that there is a total of 70,236,816 Class A Shares outstanding, which is the sum of (i) the 62,096,475 Class A Shares outstanding as of October 31, 2023, as reported on the Issuer’s amended Quarterly Report on Form 10-Q/A filed with the Commission on November 8, 2023, and (ii) the 8,140,341 Class A Shares issuable upon the exchange of the 8,140,341 Class B Shares and Common Units reported herein.

CUSIP No. 65290E101	Schedule 13G	Page 4 of 11

1	NAME OF REPORTING PERSON James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	5	SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY		- 0 -
	6	SHARED VOTING POWER
OWNED BY EACH		20,901,093 (5)

REPORTING	7	SOLE DISPOSITIVE POWER
PERSON
WITH:		- 0 -
	8	SHARED DISPOSITIVE POWER
20,901,093 (5)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,901,093
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 29.8% (6)
12	TYPE OF REPORTING PERSON* IN

(5)  Includes (i) 12,760,752 shares of Class A Shares and (ii) 8,140,341 Class A Shares issuable upon the exchange of 8,140,341 Class B Shares and an equal number of Common Units.

(6)  The calculation assumes that there is a total of 70,236,816 Class A Shares outstanding, which is the sum of (i) the 62,096,475 Class A Shares outstanding as of October 31, 2023, as reported on the Issuer’s amended Quarterly Report on Form 10-Q/A filed with the Commission on November 8, 2023, and (ii) the 8,140,341 Class A Shares issuable upon the exchange of the 8,140,341 Class B Shares and Common Units reported herein.

CUSIP No. 65290E101	Schedule 13G	Page 5 of 11

1	NAME OF REPORTING PERSON Jon Winkelried
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	5	SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY		- 0 -
	6	SHARED VOTING POWER
OWNED BY EACH		20,901,093 (7)

REPORTING	7	SOLE DISPOSITIVE POWER
PERSON
WITH:		- 0 -
	8	SHARED DISPOSITIVE POWER
20,901,093 (7)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,901,093
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 29.8% (8)
12	TYPE OF REPORTING PERSON* IN

(7)  Includes (i) 12,760,752 shares of Class A Shares and (ii) 8,140,341 Class A Shares issuable upon the exchange of 8,140,341 Class B Shares and an equal number of Common Units.

(8)  The calculation assumes that there is a total of 70,236,816 Class A Shares outstanding, which is the sum of (i) the 62,096,475 Class A Shares outstanding as of October 31, 2023, as reported on the Issuer’s amended Quarterly Report on Form 10-Q/A filed with the Commission on November 8, 2023, and (ii) the 8,140,341 Class A Shares issuable upon the exchange of the 8,140,341 Class B Shares and Common Units reported herein.

CUSIP No. 65290E101	Schedule 13G	Page 6 of 11

Item 1(a).	Name of Issuer:

Nextracker Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

6200 Paseo Padre Parkway

Fremont, California 94555

Item 2(a).	Name of Person Filing:

This Schedule 13G is being filed jointly by TPG GP A, LLC, a Delaware limited liability company (“TPG GP A”), David Bonderman, James G. Coulter and Jon Winkelried (each, a “Reporting Person” and, together, the “Reporting Persons”), pursuant to an Agreement of Joint Filing incorporated by reference herein in accordance with Rule 13d-1(k)(1) under the Act.

TPG GP A is the managing member of each of (i) TPG Group Holdings (SBS) Advisors, LLC, a Delaware limited liability company, which is the general partner of TPG Group Holdings (SBS), L.P., a Delaware limited partnership, and (ii) Alabama Investments (Parallel) GP, LLC, a Delaware limited liability company, which is the general partner of each of (a) Alabama Investments (Parallel), LP, a Delaware limited partnership, (b) Alabama Investments (Parallel) Founder A, LP, a Delaware limited partnership, and (c) Alabama Investments (Parallel) Founder G, LP, a Delaware limited partnership, which, collectively with TPG Group Holdings (SBS), L.P., Alabama Investments (Parallel), LP and Alabama Investments (Parallel) Founder A, LP, holds 100% of the shares of Class B common stock (which represents a majority of the combined voting power of the common stock) of TPG Inc., a Delaware corporation, which is the sole member of TPG GPCo, LLC, a Delaware limited liability company, which is the sole member of TPG Holdings II-A, LLC, a Delaware limited liability company, which is the general partner of TPG Operating Group II, L.P., a Delaware limited partnership, which is the sole member of each of (i) The Rise Fund II DE AIV GenPar Advisors, LLC, a Delaware limited liability company, and (ii) TPG Rise Climate DE AIV GenPar Advisors, LLC, a Delaware limited liability company. The Rise Fund II DE AIV GenPar Advisors, LLC is the general partner of The Rise Fund II DE AIV GenPar, L.P., a Delaware limited partnership, which is the sole member of The Rise Fund II DE AIV SPV GP, LLC, a Delaware limited liability company, which is the general partner of The Rise Fund II BDH, L.P., a Delaware limited partnership, which directly holds 1,399,242 Class A Shares of the Issuer. TPG Rise Climate DE AIV GenPar Advisors, LLC is the general partner of TPG Rise Climate DE AIV GenPar, L.P., a Delaware limited partnership, which is the sole member of TPG Rise Climate DE AIV SPV GP, LLC, a Delaware limited liability company, which is the general partner of each of (i) TPG Rise Flash, L.P., a Delaware limited partnership, which directly holds 8,140,341 Common Units and an equal number of Class B Shares, (ii) TPG Rise Climate Flash CI BDH, L.P., a Delaware limited partnership, which directly holds 1,062,653 Class A Shares, and (iii) TPG Rise Climate BDH, L.P., a Delaware limited partnership (together with The Rise Fund II BDH, L.P., TPG Rise Flash, L.P. and TPG Rise Climate Flash CI BDH, L.P., the “TPG Funds”), which directly holds 10,298,857 Class A Shares. Pursuant to the terms of the Exchange Agreement by and among the Issuer, Nextracker LLC and the holders from time to time of Common Units, TPG Rise Flash, L.P. may exchange all or a portion of its Common Units (along with a corresponding number of its Class B Shares) at any time for Class A Shares on a one-for-one basis initially, subject to customary adjustments.

Because of the relationship between the Reporting Persons and the TPG Funds, the Reporting Persons may be deemed to beneficially own the securities reported herein to the extent of the greater of their respective direct or indirect pecuniary interests in the profits or capital accounts of the TPG Funds. Each TPG Funds and each Reporting Person disclaims beneficial ownership of the securities reported herein, except to the extent of such TPG Fund’s or such Reporting Person’s pecuniary interest therein, if any.

CUSIP No. 65290E101	Schedule 13G	Page 7 of 11

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

c/o TPG Inc.

301 Commerce Street, Suite 3300
Fort Worth, Texas 76102

Item 2(c).	Citizenship:

See responses to Item 4 of each of the cover pages.

Item 2(d).	Titles of Classes of Securities:

Class A common stock, $0.0001 par value per share

Item 2(e).	CUSIP Number:

65290E101

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐ Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐ Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐ Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (13 U.S.C. 1813).

CUSIP No. 65290E101	Schedule 13G	Page 8 of 11

(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).

(j)	☐ Non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J).

(k)	☐ Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: _________________

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

See responses to Item 9 on each cover page.

(b)	Percent of Class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

CUSIP No. 65290E101	Schedule 13G	Page 9 of 11

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

See response to Item 2(a) above.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

CUSIP No. 65290E101	Schedule 13G	Page 10 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2024

TPG GP A, LLC

By:	/s/ Bradford Berenson

Name:	Bradford Berenson
Title:	General Counsel

David Bonderman

By:	/s/ Gerald Neugebauer

Name:	Gerald Neugebauer, on behalf of David Bonderman (9)

James G. Coulter

By:	/s/ Gerald Neugebauer

Name:	Gerald Neugebauer, on behalf of James G. Coulter (10)

Jon Winkelried

By:	/s/ Gerald Neugebauer

Name:	Gerald Neugebauer, on behalf of Jon Winkelried (11)

(9) Gerald Neugebauer is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated January 10, 2024, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Bonderman on February 7, 2024 (SEC File No. 001-41617).

(10) Gerald Neugebauer is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated January 10, 2024, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Coulter on February 7, 2024 (SEC File No. 001-41617).

(11) Gerald Neugebauer is signing on behalf of Mr. Winkelried pursuant to an authorization and designation letter dated January 10, 2024, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Winkelried on February 7, 2024 (SEC File No. 001-41617).

CUSIP No. 65290E101	Schedule 13G	Page 11 of 11

Exhibit Index

Exhibit 1	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act.*

* Incorporated herein by reference to the Agreement of Joint Filing by TPG Group Holdings (SBS) Advisors, Inc., TPG GP A, LLC, TPG Advisors VII, Inc., TPG Advisors VI, Inc., TPG Advisors VI-AIV, Inc., TPG Asia Advisors VI, Inc., David Bonderman, James G. Coulter, Jon Winkelried and Karl Peterson dated as of January 18, 2022, which was previously filed with the Commission as Exhibit 1 to Amendment No. 4 to Schedule 13D filed by TPG GP A, LLC, David Bonderman, James G. Coulter and Jon Winkelried on January 18, 2022 with respect to the shares of common stock of Allogene Therapeutics, Inc.